UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.   1 ) (1)

Ten Stix, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88024N106

(CUSIP Number)

Andrew S. Miller

Manager

Rapid Funding, LLC

200 Spruce Street

Suite 200

Denver, Colorado  80230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88024N106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew S. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,764,600

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,764,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,764,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.5%

14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rapid Funding, LLC 84-1581632

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,764,600

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,764,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,764,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.5%

14.	Type of Reporting Person (See Instructions) OO

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AMENDMENT NO. 1

TO SCHEDULE 13D

This amended statement relates to the Common Stock, $0.001 par value per share (the "Shares"), of Ten Stix, Inc., a Colorado corporation (the “Issuer”).  This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the U.S. Securities and Exchange Commission (the “SEC”) in connection with the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

This amended statement on Schedule 13D is jointly filed by Andrew S. Miller (“Mr. Miller”) and Rapid Funding, LLC, a Colorado limited liability company of which Mr. Miller is the sole member and manager (“Rapid Funding”).

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended as follows:

Rapid Funding acquired 5,182,100 Shares from Tony A. Cranford, Thomas E. Sawyer (each a director and officer of the Issuer) and their spouses in connection with a Stipulation dated April 5, 2004 (the “Stipulation”) which was approved on April 6, 2004 by the court (the “Order”) in Rapid Funding, LLC v. Ten Stix, Inc. et al., Case No. 04 CV 0461, Jefferson County, Colorado, District Court (the “Lawsuit”) to settle the Lawsuit.

The description of the Stipulation and the Order are qualified in their entirety by the provisions thereof attached as Exhibit A to this amended statement.
Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

Rapid Funding brought the Lawsuit against the Issuer and Messrs. Cranford and Sawyer (collectively, the “Defendants”) on a number of legal and equitable theories.  On April 5, 2004 Rapid Funding and the Defendants entered into the Stipulation in an effort to settle the Lawsuit.  On April 6, 2004 the Jefferson County, Colorado, District Court entered the Order approving the Stipulation.

The Stipulation provides that Messrs. Cranford and Sawyer and their spouses shall, within two business days from the date of approval of the Stipulation by the court, transfer to Rapid Funding all of their respective shares of capital stock of the Issuer, free and clear of all liens, claims and encumbrances.  In connection therewith, on April 8, 2004 Messrs. Cranford and Sawyer and their spouses transferred 5,182,100 Shares to Rapid Funding.  In addition, the Defendants agreed to direct the Issuer’s transfer agent and registrar to record such transfer on the stock ledger and books and records of the Issuer.

In addition, in connection with the Stipulation, the Issuer agreed to issue to Rapid Funding, immediately after the approval of new Articles of Incorporation at a subsequent shareholder’s meeting to be held in accordance with the Stipulation, 11,000,000 additional Shares.  The Defendants also agreed that, pursuant to the Stipulation, the Issuer shall periodically issue enough additional Shares to Rapid Funding to insure that Rapid Funding owns at least 51% of the outstanding common stock of the Issuer (including any and all shares of capital stock currently held by or foreclosed upon by Rapid Funding), such outstanding common stock to include any outstanding securities currently exercisable for or convertible into (i) common stock of the Issuer, or (ii) securities convertible into or exercisable for common stock of the Issuer, each to include, without limitation, any options, warrants, convertible preferred stock, convertible debt or any other similar rights, interests or securities (the “Outstanding Common Stock”).  As of the date hereof, these additional Shares have not been issued to Rapid Funding and are not included in the number of Shares held by Rapid Funding as set forth in this amended statement.

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Pursuant to the Stipulation, Rapid Funding agreed to subsequently sell to the Issuer all of the Shares received by Rapid Funding in connection with the Lawsuit and Stipulation, whether now owned or hereafter acquired or received (the “Lawsuit Shares”), in exchange for $200,000.00 in cash (the "Purchase Price").  The Purchase Price is required to be paid in twelve installments, but may be prepaid by the Issuer.  The first installment is due on the earlier of (a) July 1, 2004, or (b) 30 days after the Issuer has held a shareholder’s meeting according to the Stipulation, with each installment thereafter being due on the first day of each and every month thereafter, subject to a grace period of five business days. The first eight installments shall be in an amount of $15,000 each, and the last four installments shall be in an amount of $20,000 each.  Upon payment in full of the Purchase Price, Rapid Funding will transfer the Lawsuit Shares to the Issuer.  Rapid Funding further agreed, provided that the Defendants are not in default of any term of the Stipulation, that it shall not pledge or assign the Lawsuit Shares or any portion thereof to any other person or entity prior to the purchase thereof by the Defendants pursuant to the terms of the Stipulation.  Until the Purchase Price is paid in full, Rapid Funding shall retain 100% ownership of all of the Lawsuit Shares and will have full authority to vote all of the Lawsuit Shares.

Until the Purchase Price is paid in full, the Defendants agreed, among other things, as follows:

(a)           The Issuer shall not issue any new shares of its capital stock or any other rights to acquire capital stock that would dilute the percentage ownership of Rapid Funding below 51% of the Outstanding Common Stock; provided that the Issuer may issue additional shares of its capital stock to Rapid Funding such that Rapid Funding will own at least 51% of the Outstanding Common Stock.  The consideration for the issuance of such additional shares shall relate back to and be part of the original consideration for the Stipulation, which includes, but is not limited to, the resolution of the Lawsuit in a manner consistent with the best interests of the Issuer.

(b)           Not later than the tenth day of each month, commencing on May 10, 2004, the Issuer shall provide Rapid Funding with a report that details the exact amount of capital stock, or any other rights to acquire capital stock, issued by the Issuer for the month immediately prior thereto, and confirm that any such issuances have not diluted Rapid Funding’s ownership of capital stock of the Issuer below 51% of the Outstanding Common Stock.  Such reports shall be certified by an officer of the Issuer.

(c)           The Issuer shall not sell any of its assets except for sales of inventory in the ordinary course of business consistent with past practices, and shall not otherwise pledge, convey, hypothecate, encumber or otherwise transfer any of its assets, including without limitation any intellectual property (including, without limitation, patents, trademarks, and trade names) owned or controlled by the Issuer.

(d)           The Issuer shall have the immediate right to borrow up to an aggregate of $15,000; provided that thereafter the Issuer shall not borrow any additional amount unless Rapid Funding has been paid, or will be simultaneously paid, an equal or greater amount against the Purchase Price. In no event shall the Issuer borrow more than $75,000 in the aggregate pursuant to the foregoing terms without the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding’s sole discretion; provided, however, that the Issuer shall have the right to borrow funds and pay such funds to Rapid Funding without Rapid Funding’s prior written consent if and only if the borrowed funds are sufficient to pay in full the entire unpaid Purchase Price due and

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payable to Rapid Funding.

(e)           Provided that the Defendants are not in default under the Stipulation, the Issuer may: (i) pay salaries not to exceed $6,000 per month to each of Messrs. Cranford and Sawyer and salaries not to exceed $1,500 per month each for up to four additional employees; (ii) issue additional Shares to employees or consultants provided that the issuance of any such shares shall comply with the terms and provisions of the Stipulation with respect to Rapid Funding’s minimum ownership requirement; and (iii) make standard and customary minimum payments on its two existing lines of credit and two credit cards which Mr. Sawyer was required to personally guarantee on behalf of the Issuer.  Any other payments by the Issuer to its employees, officers, directors or shareholders or any of its or their respective affiliates shall be made only with the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding’s sole discretion.

(f)            With respect to the Form 10-KSB for the fiscal year ended December 31, 2003 and the Form 10-QSB for the quarter ended March 31, 2004, the Issuer shall file each such periodic report with the SEC on or before May 7, 2004 and June 4, 2004, respectively.  Thereafter, the Issuer shall timely file any and all subsequent periodic reports and all other filings required by the rules and regulations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and other rules and regulations promulgated thereunder by the SEC.  The Issuer shall also provide notice to Rapid Funding if its trading symbol shall be changed.

(g)           The Issuer shall not enter into, or agree to enter into, any agreement, arrangement or the like pursuant to which the Issuer would be involved in any merger, consolidation, reorganization, reclassification of stock, recapitalization, sale of all or substantially all of its assets, stock split, stock dividend or similar transaction, without the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding’s sole discretion.

(h) The Issuer shall promptly notify Rapid Funding in writing of any material developments or events involving the Issuer, the Lawsuit Shares, or the Stipulation.

The Stipulation requires the Issuer to schedule and hold an annual shareholder meeting in accordance with the articles of incorporation and bylaws of the Issuer, Colorado law, and the following provisions:

(a)           The Issuer’s shareholders of record as of the later of (i) April 15, 2004, or (ii) the day after the date on which all shares registered in the names of Messrs. Cranford and Sawyer and their spouses have been transferred into the name of Rapid Funding on the stock ledger and books and records of the Issuer, and on which Rapid Funding shall be entitled to receive notice of, and vote at, the subject annual shareholder meeting, shall be entitled to receive notice of, and vote at, the subject annual shareholder meeting.

(b)           The Issuer’s shareholders shall be asked to vote for and approve the following items: (i) election of two directors consisting of Messrs. Cranford and Sawyer, (ii) new Articles of Incorporation which include a change in domicile from Colorado to Nevada, two

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classes of stock identical to that currently authorized, no shareholder preemptive rights, limitation in director liability as authorized by statute, and such other provisions as mutually agreed upon by the Issuer and Rapid Funding, and (iii) ratification and/or approval of a stock option plan granting the Issuer the right to issue options for up to 30,000,000 Shares to key employees and/or consultants, of which 2,000,000 Shares have already been issued, provided that issuance of any such options shall comply with the terms and provisions of the Stipulation with respect to Rapid Funding’s minimum ownership requirement.

In connection with the foregoing shareholder meeting, and provided that the Defendants are not in default under the Stipulation, Rapid Funding agreed to vote all of the Lawsuit Shares in favor of the items presented as set forth above. In addition, so long as no event of default or breach exists under the Stipulation, Rapid Funding agreed to vote all of the Lawsuit Shares in favor of items proposed and recommended by the Board of Directors of the Issuer; provided, however, such vote by Rapid Funding shall not (i) amend, change, revise, vary or otherwise alter (a) any of the obligations, rights or duties of the Defendants under the Stipulation, or (b) any of the rights, remedies or other protections afforded to Rapid Funding under the Stipulation, or (ii) otherwise adversely affect Rapid Funding or its interests in the Issuer, each in Rapid Funding's sole discretion.

In the event of a default under the terms of the Stipulation, and in addition to all other remedies, among other things,:
(a) Rapid Funding shall retain ownership of all of the Lawsuit Shares and payments previously made pursuant to the terms of the Stipulation.

(b)           Rapid Funding shall have the absolute right, at its sole discretion and election, to attempt to sell the Issuer, including, without limitation, all of its assets, goodwill and every other tangible and intangible thing of value owned by the Issuer, or the Lawsuit Shares upon such terms and conditions as Rapid Funding deems appropriate.

(c)           The Defendants each shall be obligated to pay, in addition to other amounts set forth therein, all of Rapid Funding’s attorneys’ fees, costs and expenses incurred in obtaining and collecting a liquidated judgment against them arising from the date of the such event of default.

(d) Default interest at the rate of 18% per annum shall accrue on amounts owing by the Defendants under the terms of the Stipulation.

(e)           Rapid Funding shall retain the right to vote to remove Messrs. Cranford and Sawyer as directors of the Issuer and to vote to replace them with designees appointed by Rapid Funding.  In order to effectuate such removal and replacement, Messrs. Cranford and Sawyer delivered to Rapid Funding signed letters of resignation that will be held by Rapid Funding and tendered only upon a default by the Defendants under the Stipulation.

Under the terms of the Stipulation, the Defendants each agreed to indemnify and hold Rapid Funding and its members, managers, employees, agents, attorneys and affiliates, harmless from any all damages, losses, costs, expenses and fees (including without limitation attorneys fees, costs and expenses) that may be incurred as a result of any of the following:

(a) A breach under the terms of the Stipulation; or

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(b) A claim brought by any third party, including any shareholder of the Issuer, as a result of any action or inaction by the Defendants at any point in time.

;provided, however, that notwithstanding the foregoing, no indemnity obligation shall exist or arise by virtue of any claims, demands, damages, losses or other costs and expenses which arise from, are based upon, or involve any gross negligence, bad faith or willful misconduct by Rapid Funding.

In addition, the Defendants unconditionally released and forever discharged, for themselves, their officers, directors, shareholders, managers, members, employees, agents, affiliates and assigns, Rapid Funding and its officers, affiliates, members, managers, employees, agents, successors and assigns from any and all manner of action, cause, suits, debts, sums of money, executions, claims, covenants, contracts, agreements, promises, damages, judgments, executions, offsets, deductions of damages and demands whatsoever, in equity or law, that the Defendants or their officers, directors, shareholders, managers, members, employees, agents, affiliates or assigns may directly or indirectly assert as of the date of the Stipulation, except for certain covenants, duties and obligations imposed upon Rapid Funding by the Stipulation, which covenants, duties and obligations shall survive the dismissal of the Lawsuit.

Rapid Funding unconditionally released and forever discharged, for itself, its officers, members, employees, agents and assigns, the Defendants and their officers, directors, shareholders, managers, affiliates, members, employees, agents, successors and assigns from any and all manner of action, cause, suits, debts, sums of money, executions, claims, covenants, contracts, agreements, promises, damages, judgments, executions, offsets, deductions of damages and demands whatsoever, in equity or law, that Rapid Funding or its officers, members, employees or assigns may directly or indirectly assert as of the date of the Stipulation, except for the covenants, duties and obligations imposed upon Defendants by the Stipulation, which covenants, duties and obligations shall survive the repayment of the Purchase Price and the dismissal of the Lawsuit, and except for any claims that Rapid Funding possesses against the Defendants relative to the non-dischargeability in bankruptcy of any of Defendants' obligations, whenever those obligations arose, or obligations created hereunder.

The description of the Stipulation and the Order are qualified in their entirety by the provisions thereof attached as Exhibit A to this amended statement.
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended as follows:
The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement.
The description of the Stipulation and the Order set forth in Item 4 above are incorporated herein by reference in their entirety.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended as follows:
The description of the Stipulation and the Order set forth in Item 4 above are incorporated herein by reference in their entirety.
Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended as follows:

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In accordance with subsections 2 and 3 of Item 7, the following exhibit is attached hereto:
Exhibit A – Stipulation dated April 5, 2004 by and among Rapid Funding and the Defendants and Order dated April 6, 2004 of Jefferson County, Colorado, District Court.
* * * * *

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2004

/s/ Andrew S. Miller
Andrew S. Miller

RAPID FUNDING, LLC.

/s/ Andrew S.Miller
Andrew S. Miller, Manager

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Exhibit A

DISTRICT COURT, COUNTY OF JEFFERSON, STATE OF COLORADO
Court Address:	100 Jefferson County Parkway Golden, CO 80401

PLAINTIFF: RAPID FUNDING, LLC, a Colorado limited liability company,

v.		COURT USE ONLY

DEFENDANTS: TEN STIX, INC. a Colorado corporation, TONY A CRANFORD, THOMAS E. SAWYER, individually.		Case Number: 04 CV 0461

HATCH & MOSCHETTI, LLC Robert W. Hatch, II 1800 Glenarm Place, 9th Floor Denver, CO 80202 (303) 298-1800 (303) 298-1804 (fax) Attorney Registration No. 16888 Attorney for Plaintiff, Rapid Funding, LLC		Division 11

ALLEN & VELLONE, P.C. Patrick J. Russell 1600 Stout Street, Suite 1100 Denver, CO 80202 (303) 534-4499 (202) 893-8332 (fax) Attorney Registration No. 6452 Attorney for Defendant, Ten Stix, Inc.

LEIF A. NELSON, P.C Leif A. Nelson 710 Kipling Street, Suite 402 Lakewood, CO 80215 (303) 232-5606 (303) 237-0686 (fax) Attorney Registration No. 13902 Attorney for Defendants Cranford and Sawyer

STIPULATION

Plaintiff, Rapid Funding, LLC a Colorado limited liability company (“Rapid Funding”), and Defendants Ten Stix Inc., a Colorado corporation (“Ten Stix”), Tony A. Cranford (“Cranford”) and Thomas E. Sawyer (“Sawyer”) (the defendants are referred to herein collectively as the “Defendants” and Rapid and the Defendants are referred to herein collectively as the “Parties”), by and through their respective undersigned counsel, hereby stipulate and agree as follows, and respectfully request that the Court enter this Stipulation as an order of this Court, enforceable and binding in its terms:

Recitals

WHEREAS, Rapid Funding has brought the instant civil action (the “Lawsuit”) against the Defendants on a number of legal and equitable theories;

WHEREAS, on March 3, 2004, the Jefferson County District Court entered a preliminary and mandatory injunction (the “PRO”) which, among other things, prohibited the issuance by Ten Stix of any shares of its common stock until the expiration of 90 days or further order of the Court, and required that a meeting of the Ten Stix shareholders be conducted; and

WHEREAS, the Parties are desirous of fully and finally settling and resolving any and all issues and disputes between them relating to the Lawsuit and vacating the PRO, all in accordance with the terms and conditions contained herein;

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and for the other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties stipulate and agree as follows:

A.            Representations and Warranties

1.             Defendants represent and warrant that Ten Stix has issued and outstanding 22,218,228 shares of common stock and 96 shares of preferred stock, which are convertible into common stock at a ratio of 200 shares of common stock for each share of preferred stock.

2.             Defendants represent and warrant that Ten Stix has no other outstanding securities and no outstanding rights or obligations requiring it at any time to issue additional shares of capital stock.

3.             Defendants believe that, as a result of the conveyance by Cranford and Sawyer described in Section B, Paragraph 1, below, Rapid Funding will own a total of 14,764,750 shares of common stock and no shares of preferred stock of Ten Stix, representing 66.39% of the issued and outstanding common stock of Ten Stix, such issued and outstanding common stock to include any outstanding securities currently exercisable for or convertible into (i) common stock of Ten Stix, or (ii) securities convertible into or exercisable for common stock Ten Stix, each to include, without limitation, any options, warrants, convertible preferred stock, convertible debt or any other similar rights, interests or securities (such determination of issued and outstanding common stock to be referred to herein as “Outstanding Common Stock”).  The term “Shares” shall mean the foregoing 14,764,750 shares of common stock of Ten Stix, plus the issuance of shares of common stock to Rapid Funding as described in Section B, Paragraph 2 below, plus any additional shares of Ten Stix’s capital stock conveyed to, or received by, Rapid Funding pursuant to the terms of this Stipulation to insure that Rapid Funding owns at least 51% of the Outstanding Common Stock (including any and all shares of capital stock currently held by or foreclosed upon by Rapid Funding).

4.             Defendants represent and warrant that Cranford’s and Sawyer’s conveyance, and Ten Stix’ issuance of shares of common stock as described in Section B, Paragraph 2 hereunder are supported by adequate consideration, which expressly includes, but is not limited to, the resolution of the Lawsuit in a manner consistent with the best interests of Ten Stix.

B.            Terms of Settlement

1.             Cranford and Sawyer shall, within no more than two (2) business days from the date this Stipulation is approved by the Jefferson County District Court, transfer to Rapid Funding all of their respective shares of capital stock (including without limitation any shares of both common and preferred stock) of Ten Stix  (including any shares of Ten Stix stock owned by their wives), and in connection with said transfer shall deliver duly signed and acknowledged stock powers, with Medallion signature guarantees, to unconditionally convey both the foregoing shares of Ten Stix stock, and any and all other shares of Ten Stix stock previously foreclosed upon by Rapid Funding. Such shares shall be transferred free and clear of all liens, claims and encumbrances.  Cranford, Sawyer and Ten Stix shall direct Ten Stix’s transfer agent and registrar to record such transfer on the stock ledger and books and records of Ten Stix.

2.             In consideration of the execution of this Stipulation by Rapid Funding and its undertakings and agreements contained herein, Ten Stix shall issue to Rapid Funding, immediately after the approval of new Articles of Incorporation at the shareholder meeting to be held in accordance with Paragraph 5 below, a total of 11,000,000 shares of its restricted common stock.  Rapid Funding shall execute and deliver to Ten Stix a customary securities investment letter related to the foregoing issuance of restricted shares to it.

3.             Rapid Funding hereby agrees to sell to Ten Stix all of the Shares, whether now owned or hereafter acquired or received, in exchange for $200,000.00 in cash (the “Purchase Price”).  The Purchase Price shall be paid in twelve (12) installments.  The first installment shall be due on the earlier of (a) July 1, 2004, or (b) 30 days after a Ten Stix shareholder meeting has been held according to this Stipulation, with each installment thereafter being due on the first day of each and every month thereafter, subject to a grace period of five (5) business days. The first eight installments shall be in an amount of $15,000 each, and the last four installments shall be in an amount of $20,000 each.  Upon payment in full of the Purchase Price, Rapid Funding will convey the Shares to Ten Stix without warranty or recourse, and in connection with said conveyance shall deliver duly signed and acknowledged stock powers, with Medallion signature guarantees, and a resolution of authority for the manager of Rapid Funding (or other authorized person) to convey the Shares on behalf of Rapid Funding.  Rapid Funding further agrees, provided Defendants are not in default of any term of this

Stipulation, that it shall not pledge or assign the Shares or any portion thereof to any other person or entity prior to the redelivery of same to Defendants pursuant to the terms of this Stipulation. Rapid Funding makes no other representations or warranties with respect to the Shares. Until the full Purchase Price is paid, Rapid Funding shall retain 100% ownership of all of the Shares and will have full authority to vote all of the Shares.

4.             Ten Stix, Cranford and Sawyer shall have the right to prepay, without penalty, all or any part of the outstanding balance due and owing on the Purchase Price.  Any partial prepayment contemplated under this Stipulation shall not relieve, but on the contrary shall be made in addition to, any monthly installment of the Purchase Price then due under this Stipulation.

5.             Until such time as the Purchase Price is paid in full, Cranford, Sawyer and Ten Stix agree as follows:

(a)           Ten Stix shall not issue any new shares of its capital stock or any other rights to acquire capital stock that would dilute the percentage ownership of Rapid Funding below 51% of the Outstanding Common Stock; provided that (i) Ten Stix may issue additional shares of its capital stock to Rapid Funding, or (ii) Cranford and Sawyer may cause Rapid Funding to receive the ownership of additional shares of Ten Stix capital stock, such that Rapid Funding will own at least 51% of the Outstanding Common Stock.  The consideration for the issuance of such additional shares shall relate back to and be part of the original consideration for this Stipulation, which includes, but is not limited to, the resolution of this Lawsuit in a manner consistent with the best interests of Ten Stix.

(b)           Not later than the 10th day of each month, commencing on May 10, 2004, Ten Stix shall provide Rapid Funding with a report that details the exact amount of capital stock, or any other rights to acquire capital stock, issued by Ten Stix for the month immediately prior thereto, and confirm that any such issuances have not diluted Rapid Funding’s ownership of capital stock of Ten Stix below 51% of the Outstanding Common Stock.  Such reports shall be certified by an officer of Ten Stix.

(c)           Ten Stix shall not sell any of its assets except for sales of inventory in the ordinary course of business consistent with past practices, and shall not otherwise pledge, convey, hypothecate, encumber or otherwise transfer any of its assets, including without limitation any intellectual property (including, without limitation, patents, trademarks, and trade names) owned or controlled by Ten Stix. Except for a pledge of rights in and to Ten Stix’s card shuffle machine to Summit International, which pledge requires Ten Stix to make payments in accordance with a prior negotiated settlement agreement to maintain its rights and interests in said card shuffle machine, Ten Stix has not pledged, hypothecated or otherwise encumbered any of its assets.

(d)           In the event of a default hereunder, judgment shall enter against Cranford and Sawyer, jointly and severally pursuant to Section 7 below.

(e)           Ten Stix shall schedule a meeting of all Ten Stix shareholders in a manner consistent with the articles of incorporation and bylaws of Ten Stix, and Colorado law to consider any and all matters as set forth in Paragraph 6(b) below.

(f)            Ten Stix shall, during normal business hours, make available to Rapid Funding all of its books and records, with 2 business days’ notice, at a location in the Denver area designated by Rapid Funding in its sole discretion.

(g)           Ten Stix shall have the immediate right to borrow up to an aggregate of $15,000; provided that thereafter Ten Stix shall not borrow any additional amount unless Rapid Funding has been paid, or will be simultaneously paid, an equal or greater amount against the Purchase Price set forth in Paragraph 3 above. In no event shall Ten Stix borrow more than $75,000 in the aggregate pursuant to the foregoing terms without the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding’s sole discretion; provided, however, that Ten Stix shall have the right to borrow funds and pay said funds to Rapid Funding without Rapid Funding’s prior written consent if and only if the borrowed funds are sufficient to pay in full the entire unpaid Purchase Price due and payable to Rapid Funding in accordance with the terms of Paragraph 3 above.

(h)           Provided Defendants are not in default hereunder, Ten Stix may: (i) pay salaries not to exceed $6,000 per month to each of Messrs. Cranford and Sawyer and salaries not to exceed $1,500 per month each for up to four additional employees; (ii) issue additional shares of its common stock to employees or consultants of Ten Stix provided that the issuance of any such shares shall comply with the terms and provisions of Subparagraph (a) above; and (iii) make standard and customary minimum payments on its two existing lines of credit and two credit cards which Sawyer was required to personally guarantee on behalf of Ten Stix.  Any other payments by Ten Stix to its employees, officers, directors or shareholders or any of its or their respective affiliates shall be made only with the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding’s sole discretion.

(i)            With respect to the Form 10-KSB for the fiscal year ended December 31, 2003 and the Form 10-QSB for the quarter ended March 31, 2004, Ten Stix, Cranford and Sawyer covenant and agree that each such periodic report shall be filed with the U.S. Securities and Exchange Commission (the “SEC”) on or before May 7, 2004 and June 4, 2004, respectively.  Thereafter, Ten Stix, Cranford and Sawyer shall timely file any and all subsequent periodic reports and all other filings required by the rules and regulations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and other rules and regulations promulgated thereunder by the SEC.  Ten Stix shall provide notice to Rapid Funding if its trading symbol shall be changed.

(j)            Ten Stix shall not enter into, or agree to enter into, any agreement, arrangement or the like pursuant to which Ten Stix would be involved in any merger, consolidation, reorganization, reclassification of stock, recapitalization, sale of all or substantially all of its assets, stock split, stock dividend or similar transaction, without the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding’s sole discretion.

Ten Stix shall promptly notify Rapid Funding in writing of any material developments or events involving Ten Stix, the Shares, or this Stipulation.

6.             Ten Stix shall schedule and hold an annual shareholder meeting in accordance with the articles of incorporation and bylaws of Ten Stix, Colorado law, and the following provisions:

(a)         Ten Stix shareholders of record as of the later of (i) April 15, 2004, or (ii) the day after the date on which all shares registered in the names of Cranford, Sawyer and Sawyer’s wife have been transferred into the name of Rapid Funding on the stock ledger and books and records of Ten Stix, and on which Rapid Funding shall be entitled to receive notice of, and vote at, the subject annual shareholder meeting, shall receive notice of and be entitled to vote at the subject annual shareholder meeting.

(b)           Ten Stix shareholders shall be asked to vote for and approve the following items: (i) election of two directors consisting of Tony Cranford and Thomas Sawyer, (ii) new Articles of Incorporation which include a change in domicile from Colorado to Nevada, two classes of stock identical to that currently authorized, no shareholder preemptive rights, limitation in director liability as authorized by statute, and such other provisions as mutually agreed upon by Ten Stix and Rapid Funding, and (iii) ratification and/or approval of a stock option plan granting Ten Stix the right to issue options for up to 30 million shares of its common stock to key employees and/or consultants, of which 2 million shares have already been issued, provided that the issuance of any such options and/or shares shall comply with the terms and provisions of Paragraph 5(a) above.

In connection with the foregoing shareholder meeting, and provided Defendants are not in default hereunder, Rapid Funding agrees to vote all of the Shares in favor of the items presented as set forth in Subsection (b) above. In addition, so long as no event of default or breach exists under this Stipulation, Rapid Funding agrees to vote all of the Shares in favor of items proposed and recommended by the Board of Directors of Ten Stix; provided, however, such vote by Rapid Funding shall not (i) amend, change, revise, vary or otherwise alter (a) any of the obligations, rights or duties of Ten Stix, Cranford or Sawyer under the terms and provisions of this Stipulation, or (b) any of the rights, remedies or other protections afforded to Rapid Funding under the terms and provisions of this Stipulation, or (ii) otherwise adversely affect Rapid Funding or its interests in Ten Stix, each in Rapid Funding’s sole discretion.

7.             In the event of a default under the terms of this Stipulation by Ten Stix, Cranford or Sawyer, with time being of the essence and substantial performance being inadequate, and in addition to all other remedies set forth herein, the following shall occur:

(a)           Rapid shall be entitled to apply ex parte to obtain a liquidated judgment against Cranford and Sawyer, jointly and severally, in the amount of the unpaid outstanding Purchase Price, which judgment amount shall, in no event, exceed $90,000.00, upon which judgment interest shall accrue at the rate of 18% per annum;

(b)           Rapid shall retain ownership of all of the Shares and payments previously made pursuant to the terms of this Stipulation;

(c)           Rapid shall be entitled to pursue against Defendants, or any of them, any and all claims for indemnity created under this Stipulation; and

(d)           Rapid may move the Jefferson District Court, ex parte, to have the PRO reinstated without bond.

The remedies contained in this Paragraph 7 are cumulative and not exclusive of any other remedy available to Rapid Funding hereunder.

8.             In the event of a default under the terms of this Stipulation by Ten Stix, Cranford or Sawyer, Rapid Funding shall have the absolute right, at its sole discretion and election, to attempt to sell Ten Stix, including, without limitation, all of its assets, goodwill and every other tangible and intangible thing of value owned by Ten Stix, or the Shares upon such terms and conditions as Rapid Funding deems appropriate. Rapid Funding shall have no obligation whatsoever to account for, or otherwise credit, any amount received from the sale of Ten Stix or the Shares against any obligation of Ten Stix, Cranford or Sawyer as set forth herein.

9.             In the event the Purchase Price is timely paid and Ten Stix acquires the Shares from Rapid Funding, and provided the Defendants have not otherwise defaulted hereunder, the Parties understand and agree that Rapid Funding may, in exchange for a release from Jodi and Robert Stevens (the “Stevens”) upon such consideration as solely established by Cranford and Sawyer, release and discharge the amounts owing under that certain Promissory Note given by the Stevens to Rapid Funding dated June 28, 2002 (the “Note”). Any consideration paid by the Stevens for the release shall accrue to, and be paid for, the benefit and use of Cranford and Sawyer.  Until such a release is given by Rapid Funding in writing, the Note and the deed of trust related thereto will be held and owned by Rapid Funding. If, prior to payment in full of the Purchase Price, any payment is made on the  Note payable to Rapid Funding, then Rapid Funding agrees to credit said payment against the unpaid Purchase Price owed  by Ten Stix as set forth in Paragraph 3, above.

10.           Cranford, Sawyer and Ten Stix each agree to indemnify and hold Rapid Funding and its members, managers, employees, agents, attorneys and affiliates, harmless from any all damages, losses, costs, expenses and fees (including without limitation attorneys fees, costs and expenses) that may be incurred as a result of any of the following:

(a)           A breach by Cranford, Sawyer and/or Ten Stix under the terms of this Stipulation; or,

(b)           A claim brought by any third party, including any shareholder of Ten Stix, as a result of  any action or inaction  by Cranford, Sawyer and/or Ten Stix at any point in time.

This indemnification is intended to be broadly construed in favor of Rapid Funding and against the indemnifying parties. However, notwithstanding the foregoing, no indemnity obligation shall exist or arise by virtue of any claims, demands, damages, losses or other costs and expenses which arise from, are based upon, or involve any gross negligence, bad faith or willful misconduct by Rapid Funding.

11.           (a) Defendants hereby unconditionally release and forever discharge and by these presents do for themselves, their officers, directors, shareholders, managers, members, employees, agents, affiliates and assigns, release and forever discharge Rapid Funding and its officers, affiliates, members, managers, employees, agents, successors and assigns from any and all manner of action, cause, suits, debts, sums of money, executions, claims, covenants, contracts, agreements, promises, damages, judgments, executions, offsets, deductions of damages and demands whatsoever, in equity or law, that Defendants or their officers, directors, shareholders, managers, members, employees, agents, affiliates or assigns may directly or indirectly assert as of the date of this Stipulation, EXCEPT for the covenants, duties and obligations imposed upon Rapid Funding under Section B, Paragraph 3 and Section B, Paragraph 6 of this Stipulation, which covenants, duties and obligations shall survive the dismissal of this Lawsuit. In the event Rapid Funding defaults in its covenants, duties and obligations under Section B, Paragraph 6 of this Stipulation, Defendants’ sole remedy shall be to apply to the Jefferson County District Court for an injunction mandating Rapid Funding to perform those covenants, duties and obligations. This Stipulation is otherwise intended to be a broad and comprehensive release.

(b)           Rapid Funding hereby unconditionally releases and forever discharges and by these presents do for itself, its officers, members, employees, agents and assigns, release and forever discharge Defendants and their officers, directors, shareholders, managers, affiliates, members, employees, agents, successors and assigns from any and all manner of action, cause, suits, debts, sums of money, executions, claims, covenants, contracts, agreements, promises, damages, judgments, executions, offsets, deductions of damages and demands whatsoever, in equity or law, that Rapid Funding or its officers, members, employees or assigns may directly or indirectly assert as of the date of this Stipulation, EXCEPT, for the covenants, duties and obligations imposed upon Defendants under this Stipulation, which covenants, duties and obligations shall survive the repayment of the Purchase Price and the dismissal of this lawsuit, and EXCEPT for any claims that Rapid Funding now possesses against the Defendants relative to the non-dischargeability in bankruptcy of any of Defendants’ obligations, whenever those obligations arose, or obligations created hereunder.  This Stipulation is otherwise intended to be a broad and comprehensive release.

12.           In the event of default by Ten Stix, Cranford and/or Sawyer under this Stipulation, they shall be each obligated to pay, in addition to other amounts set forth herein, all of Rapid Funding’s attorneys’ fees, costs and expenses incurred in obtaining and collecting the liquidated judgment against them arising from the date of the said event of default, but not fees and expenses incurred before said default.  In addition, default interest at the rate of 18% per annum shall accrue on amounts owing by Ten Stix, Cranford and Sawyer under the terms of this Stipulation.

13.           In the event of default by Ten Stix, Cranford and/or Sawyer under this Stipulation, Rapid Funding shall retain the right to vote to remove Cranford and Sawyer as directors of Ten Stix and to vote to replace them with designees appointed by Rapid Funding.  In order to effectuate such removal and replacement, Cranford and Sawyer shall deliver to Rapid Funding signed letters of resignation that will be held by Rapid Funding and tendered only upon a default by Ten Stix, Cranford or Sawyer under this Stipulation.  Rapid Funding shall also be entitled to request that the Court enter equitable orders to assist Rapid Funding in its efforts to enforce this Stipulation, including specific performance, injunctive relief (including mandatory injunctions), and declaratory relief, with Ten Stix, Cranford and Sawyer waiving all rights to object to the same; provided, however, any such equitable orders shall not amend, change, revise, vary or otherwise alter any of the respective obligations, rights or duties of Ten Stix, Cranford and Sawyer under the terms and provisions of this Stipulation.

14.           All obligations of Cranford and Sawyer under this Stipulation shall be joint and several obligations.

15.           This Stipulation shall not be construed for any purpose as an acknowledgment that Rapid Funding assumes any obligation to pay any sums of money to anyone or to take any action for anyone else’s benefit.

16.           Simultaneously with the adoption of this Stipulation by the Jefferson County District Court as an enforceable and binding agreement of the Parties and an Order of the Court, the Parties shall file a joint motion asking the Court to immediately lift and vacate the PRO, subject to compliance with, and performance of, the obligations contained in this Stipulation. In the event that the Jefferson District Court shall not, for whatever reason, promptly lift and vacate in its entirety the PRO, then this Stipulation shall be null and void ab initio and all Parties shall be returned to the respective positions as if no stipulation ever existed between them, which would include, without limitation, reinstatement of the PRO previously entered by the Court.

C.            GENERAL PROVISIONS

1.           Voluntary Execution and Advice of Counsel. The Parties acknowledge that they are freely and voluntarily entering into this Stipulation, uncoerced by any other person, and that they have been afforded the opportunity to receive the advice of their legal counsel with regard to this Agreement and understand same.

2.           Binding Effect.  This Stipulation shall bind and inure to the benefit of the Parties and their respective predecessors, successors, successors-in-interest, assigns, parents, subsidiaries, divisions, shareholders, agents and affiliated persons and companies.

3.           Authority to Execute.  Each of the Parties represents, warrants, and states that all legal action necessary for the effectuation and execution of this Stipulation has been validly taken and that the individuals whose signatures appear below on behalf of each Party are duly authorized to execute this Agreement on behalf of their respective Parties.

4.           Integration.  This Stipulation is an integrated agreement.  No other agreements, expressed or implied, oral or written, have been made by the Parties concerning the subject of the settlement.  All prior and contemporaneous conversations, negotiations, possible and alleged agreements concerning the Parties’ disputes are merged herein.

5.           Execution in Facsimile and Counterparts.  This Agreement may be signed in counterparts and facsimile transmission may be used to facilitate this purpose.  All such facsimile counterparts shall be considered originals and shall be considered one and the same instrument.

6.           Modification.  The terms of this Stipulation may only be modified by a written agreement signed by the Parties hereto and subsequently adopted and made an order of the Jefferson County District Court.

7.             Construction.  The Parties acknowledge and agree that because they have both been represented by counsel in this matter, any rule of interpretation to the effect that ambiguities are to be resolved against the drafting party shall not apply to the interpretation of this Stipulation.

8.             Further Assurances.  The Parties agree to take all steps necessary to effectuate this Stipulation.

9.             Time of Essence.  Time shall be of the essence with respect to every obligation under this Stipulation.

10.           Notice.  Unless a party changes his address by notice given in accordance with this paragraph, any notice that is required to be given under this Stipulation shall be given via hand delivery, facsimile or United States Mail, postage prepaid, addressed to each Party and its counsel at their respective addresses indicated below, and shall be effective upon the date of such hand delivery or facsimile and on the third day following deposit in the U.S. Mail if mailed::

If to Rapid Funding:	Rapid Funding LLC
200 Spruce Street, Suite 200
Denver, Colorado 80202
FAX #: (303) 721-7249

With a copy to:	Robert Hatch, Esq.
Hatch & Moschetti LLC
1800 Glenarm Place, 9th Floor
Denver, Colorado 80202
FAX#: (303) 298-1804

If to Ten Stix, Inc.:	Ten Stix, Inc.
P. O. Box 699
Idaho Springs, CO 80452
FAX #: (303) 567-0163

With a copy to:	Patrick J. Russell, Esq.
Allen & Vellone, P.C.
1600 Stout St., Suite 1100
Denver, Colorado 80202
FAX #: (303) 893-8332

If to Cranford or Sawyer:	Thomas E. Sawyer
P.O. Box 699
Idaho Springs, CO 80452
FAX #: (303) 567-0163

Tony Cranford
12252 W. Chenango Drive
Morrison, CO 80465
FAX #: (303)

With a copy to:	Leif A. Nelson, Esq.
Leif A. Nelson, P.C.
710 Kipling St., Suite 402
Lakewood, CO 80215
FAX #: (303) 237-0686

SIGNATURES BEGIN ON NEXT PAGE

THE FOREGOING STIPULATION WAS EXECUTED on this 5th day of April , 2004.

RAPID FUNDING, LLC
a Colorado limited liability company

By:	/s/ Andrew S. Miller
Andrew S. Miller
Its:	Manager

TEN STIX, INC.
a Colorado corporation

By:	/s/ Thomas E. Sawyer
Thomas E. Sawyer
Its:	President

/s/ Tony A. Cranford
By:	Tony A. Cranford
Its:	Vice President

THOMAS E. SAWYER

/s/ Thomas E. Sawyer
Thomas E. Sawyer, individually

TONY A. CRANFORD

/s/ Tony A. Cranford
Tony A. Cranford, individually

RESPECTFULLY SUBMITTED AND APPROVED AS TO FORM:

HATCH & MOSCHETTI, LLC

By:	/s/ Robert W. Hatch
Robert W. Hatch, II, # 16888
Attorney for Plaintiff, Rapid Funding, LLC

ALLEN & VELLONE, P.C.

By:	/s/ Patrick J. Russell
Patrick J. Russell, #6452
Attorney for Defendant, Ten Stix, Inc.

LEIF A. NELSON, P.C.

By:	/s/ Leif A. Nelson
Leif A. Nelson, #13902
Attorney for Defendants, Thomas E. Sawyer
and Tony A. Cranford

DISTRICT COURT, COUNTY OF JEFFERSON,
STATE OF COLORADO
Court Address:	100 Jefferson County Parkway
Golden, CO 80401

PLAINTIFF: RAPID FUNDING, LLC, a Colorado limited liability company,

v.
COURT USE ONLY
	DEFENDANTS: TEN STIX, INC. a Colorado corporation, TONY A CRANFORD, THOMAS E. SAWYER, individually.	Case Number: 04 CV 0461

	Order of the District Court	Division 11
Hon. Stephen M. Munsinger
District Court Judge

ORDER ADOPTING STIPULATION

THIS MATTER, having come before the Court on the Stipulation dated April 5, 2003 as executed by all of the parties to this civil action (the “Stipulation”),

THE COURT, having considered the Stipulation and being otherwise fully apprised in the circumstances,

ORDERS, that the Stipulation is hereby approved and made an order of this Court.

Dated this 6th day of April, 2004.

BY THE COURT

/s/ Stephen M. Munsinger
Hon. Stephen M. Munsinger
District Court Judge